Exhibit 99.1

Brookfield Infrastructure Closes $200 Million Credit Facility

HAMILTON, BERMUDA--(Marketwire - June 17, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) today announced that Brookfield Infrastructure L.P. (together with its subsidiaries, "Brookfield Infrastructure") has closed a $200 million revolving credit facility with a syndicate of global financial institutions. The credit facility, which replaces the facility that was previously in place, is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes.

"With this credit facility and the proceeds from the sale of TBE, we believe that we have ample capacity to take advantage of opportunities that we see in the current market place," said John Stinebaugh, Chief Financial Officer of Brookfield Infrastructure.

Commitments under the facility will be available on a revolving basis until June 16, 2010. All amounts outstanding at that time will be repayable in full on June 16, 2011.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this press release include statements about the proposed use of funds drawn under the credit facility, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. The words "will", "believe" and "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact interest rates, among other things, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions and investments in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the registration statement filed in connection with the distribution of the Partnership's units and other risks and factors that are described in the registration statement. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:
Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com